Biovail Corporation International
                                2488 Dunwin Drive
                              Mississauga, Ontario


Westbury Limited
Suite C, Third Floor
Regal House
Queensway, Gibralter

July 25, 1999

                             Fuisz Technologies Ltd.

Dear Sirs:

This letter will confirm that Biovail Corporation International (the "Company") and you are party to an irrevocable agreement pursuant to which the Company will purchase for cash at a price of US$7.00 per share your holdings of 900,000 shares of common stock in Fuisz Technologies Ltd. ("Fuisz").

Payment will be made to Westbury Ltd. within seven days of the delivery to Biovail of the stock certificate in respect of the stock being sold.

The closing of this transaction will occur following the termination or expiration of a tender offer by the Company for the shares of Fuisz (whether or not any shares of Fuisz are purchased pursuant to the tender offer) or, if no tender offer is commenced by August 6, 1999, as soon as possible thereafter.

The closing relating to those shares of common stock which are subject to the restrictions set forth in your letter dated 23rd July 1999 will be postponed for such time as the restrictions remain in force.



                        Yours faithfully,

                        BIOVAIL CORPORATION INTERNATIONAL



                        By:  /s/ Ken Cancellara
                             ---------------------------------------
                             Name:   Ken Cancellara
                             Title:  Senior Vice President &
                                       General Counsel



Agreed:
WESTBURY LIMITED



By:________________________
   Name:
   Title: